UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MedTech Acquisition Corp

(Name of Issuer)

Common Stock - Class A

(Title of Class of Securities)

58507N105

(CUSIP Number of Class of Securities)

David J. Snyderman
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507N105	SCHEDULE 13D	Page 2 of 8
1	NAMES OF REPORTING PERSONS
Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
595,140

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
595,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
595,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; OO

(1)	This percentage calculation is based on a total of 7,394,793 Shares outstanding as of July 13, 2023, as reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023.

CUSIP No. 58507N105	SCHEDULE 13D	Page 3 of 8
1	NAMES OF REPORTING PERSONS
Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
595,140

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
595,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
595,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

(1)	This percentage calculation is based on a total of 7,394,793 Shares outstanding as of July 13, 2023, as reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023.

CUSIP No. 58507N105	SCHEDULE 13D	Page 4 of 8
1	NAMES OF REPORTING PERSONS
Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
595,140

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
595,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
595,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

(1)	This percentage calculation is based on a total of 7,394,793 Shares outstanding as of July 13, 2023, as reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023.

CUSIP No. 58507N105	SCHEDULE 13D	Page 5 of 8
1	NAMES OF REPORTING PERSONS
David J. Snyderman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
595,140

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
595,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
595,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; IN

(1)	This percentage calculation is based on a total of 7,394,793 Shares outstanding as of July 13, 2023, as reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023.

CUSIP No. 58507N105	SCHEDULE 13D	Page 6 of 8
SCHEDULE 13D

Explanatory Note: This Amendment No. 3 (“Amendment No. 3”) amends and supplements the original Schedule 13D filed on December 22, 2022 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on February 9, 2023 and Amendment No. 2 filed on June 15, 2023 (collectively, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Shares”), of MedTech Acquisition Corp, a company incorporated in Delaware (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of Amendment No. 2 on June 15, 2023, the Reporting Persons sold 104,865 Shares between June 15, 2023 and July 26, 2023, which consisted of 58,575 Shares sold for the benefit of Constellation Master Fund, 7,837 Shares sold for the benefit of Lake Credit Fund, 16,230 Shares sold for the benefit of Structured Credit Fund, 19,723 Shares sold for the benefit of Xing He Master Fund, and 2,500 Shares sold for the benefit of Purpose Fund – T.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b) As of July 26, 2023, each of the Reporting Persons may be deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 595,140 Shares, representing approximately 8.0% of the total number of Shares outstanding. This amount consists of:
(i) 332,472 Shares held for the benefit of Constellation Master Fund,
(ii) 3 Shares held for the benefit of a separately managed account,
(iii) 1 Share held for the benefit of Healthcare Master Fund,
(iv) 44,438 Shares held for the benefit of Lake Credit Fund,
(v) 92,113 Shares held for the benefit of Structured Credit Fund,
(vi) 111,944 Shares held for the benefit of Xing He Master Fund,
(vii) 1 Share held for the benefit of a separately managed account,
(viii) 14,168 Shares held for the benefit of Purpose Fund – T.

The foregoing beneficial ownership percentage is based on a total of 7,394,793 Shares outstanding as of July 13, 2023, as reported in the Issuer’s prospectus on Form 424B3 filed with the SEC on July 18, 2023.

(c) The response to Item 4 of this Amendment No. 3 is incorporated herein by reference.  Except as set forth in Schedule A and the response to Item 4 of this Amendment No. 3, the Reporting Persons had no transactions in the Shares since the most recent filing of Schedule 13D (Amendment No. 2) on June 15, 2023.

CUSIP No. 58507N105	SCHEDULE 13D	Page 7 of 8
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2023

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager

/s/ Hayley A. Stein
Hayley A. Stein
Title: Attorney-in-Fact for David J. Snyderman

CUSIP No. 58507N105	SCHEDULE 13D	Page 8 of 8
SCHEDULE A

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
7/25/2023	50,001	$10.7550 (3)
7/26/2023	54,864	$10.7263 (4)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of Shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $10.7550 per Share, at prices ranging from $10.75 to $10.76 per Share.

(4) Reflects a weighted average sale price of $10.7263 per Share, at prices ranging from $10.70 to $10.80 per Share.